Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Prommis Solutions, LLC	Delaware
E-Default Services LLC	Delaware
Statewide Tax and Title Services LLC	Delaware
Statewide Publishing Services LLC	Delaware
Nationwide Trustee Services, Inc.	Tennessee
Prommis Homeownership Solutions, Inc.	California
Cal-Western Reconveyance Corp.	California
Reliable Reconveyance Corp.	California
Interface Inc.	California
Cal-Western Reconveyance Corp. of Washington	Washington